Offer by

PIMCO Corporate & Income Opportunity Fund

(the “Fund”)

to Purchase for Cash

Up To 100% of Its Outstanding Preferred Shares

(PIMCO Corporate & Income Opportunity Fund; Auction-Rate Preferred Shares Series M, Series T, Series W,

Series TH and Series F)

January 16, 2015

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed to act as Tender Agent (as defined in the Offer to Purchase) in connection with an offer by the Fund, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, to purchase for cash up to 100% of its outstanding preferred shares of beneficial interest, $0.00001 par value and liquidation preference of $25,000 per share, designated Auction-Rate Preferred Shares, (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the offer to purchase dated January 16, 2015 (the “Offer to Purchase”) and the Fund’s related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitutes the Fund’s “Offer”). The price to be paid for the Fund’s Preferred Shares is an amount to the seller, equating to 87% of the liquidation preference of $25,000 per share (or $21,750 per share) in cash, plus any unpaid dividends accrued through February 27, 2015, or such later date to which the Offer is extended, and one non-transferrable contingent payment right (“CPR”), which represents the contractual right to receive the CPR Payment (as defined in the Offer to Purchase), if any, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase).

We are asking you to contact your clients for whom you hold the Fund’s Preferred Shares registered in your name (or in the name of your nominee) or who hold the Fund’s Preferred Shares registered in their own names. Please bring the Offer to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1. The Offer to Purchase dated January 16, 2015;

2. Letter(s) of Transmittal for your use and for the information of your clients, including Form W-9, which provides information relating to backup federal income tax withholding;

3. Notice of Guaranteed Delivery to be used to accept the Offer if the Preferred Shares and all other required documents cannot be delivered to the Tender Agent (as defined in the Offer to Purchase) by the Expiration Date (as defined in the Offer to Purchase);

4. Notice of Withdrawal to be used to withdraw previously tendered Preferred Shares; and

5. A form of letter which may be sent to your clients for whose accounts you hold the Fund’s Preferred Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. THE FUND’S OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 27, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is not being made to, nor will the Fund accept tenders from, holders of Preferred Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

The Fund will not pay any fees or commissions to any broker, dealer or other person (other than the Tender Agent as described in the Offer to Purchase) for soliciting tenders of Preferred Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients. Preferred Shareholders of the Fund will be responsible for paying all stock transfer taxes in connection with the Offer, except as otherwise provided in the Offer to Purchase. In addition, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 3, “Procedures for Tendering Preferred Shares,” of the Offer to Purchase.

In order to accept the Offer, an Agent’s Message (as defined in the Offer to Purchase), and any other required documents, should be sent to the Tender Agent (as defined in the Offer to Purchase) by 5:00 p.m., New York city time, on February 27, 2015.

In order to facilitate the Offer and any auctions for Preferred Shares that may remain outstanding after the Offer is completed, when you tender Preferred Shares on behalf of your clients you will need to provide additional contact information for your Auction Department and/or the Broker-Dealer who submits auction instructions for the Preferred Shares on your behalf. Should you be unable to provide this contact information, the Fund, in its sole discretion, may waive this requirement. Please contact Deutsche Bank Trust Company Americas, the Tender Agent for the Offer, at (877) 843-9767 or DB.Reorg@db.com with any questions.

Neither the Fund, its Board of Trustees nor the Investment Manager make any recommendation to any holder of Preferred Shares as to whether to tender all or any Preferred Shares.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Tender Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Deutsche Bank Trust Company Americas

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE FUND, THE TENDER AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH EITHER OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.